September 29, 2015

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Re:                             Strongbridge Biopharma plc

Registration Statement on Form F-1 (File No. 333-206654)

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise you that between September 21, 2015 and the date hereof, approximately 3,647 copies of the Preliminary Prospectus, dated September 21, 2015, were distributed to prospective underwriters, institutional investors and prospective dealers.

We have been informed by the participating underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

As representatives of the several underwriters of Strongbridge Biopharma plc’s proposed initial public offering, we hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Daylight Time, on October 1, 2015, or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

Merrill Lynch, Pierce, Fenner & Smith
Incorporated,
Stifel, Nicolaus & Company, Incorporated
As Representatives of the several Underwriters

By:	Merrill Lynch, Pierce, Fenner & Smith
Incorporated

By:		/s/ Michele A.H. Allong
	Name:	Michele A.H. Allong
	Title:	Vice President

By: Stifel, Nicolaus & Company, Incorporated

By:		/s/ Keith Lister
	Name:	Keith Lister
	Title:	Managing Director

[Signature Page to Strongbridge Biopharma plc Acceleration Request]